I, Michael Loyd, certify that the financial statements of Dope Coffee Company LLC included in this Form are true and complete in all material respects.

Signature: *Michael Loyd*

Name: Michael Loyd
Title: Founder, Manager, and CEO of Dope Coffee Company LLC

Date: Apr 3, 2020